

Mail Stop 6010

April 20, 2009

Via U.S. Mail and Facsimile to (408) 222-1917

Clyde Hosein
Chief Financial Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

> **Re:** **Marvell Technology Group Ltd.**
> **Form 10-K for the Fiscal-Year ended January 31, 2009**
> **Filed April 1, 2009**
> **File No. 000-30877**

Dear Mr. Hosein:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Clyde Hosein
Marvell Technology Group Ltd.
April 20, 2009
Page 2

Form 10-K for the Fiscal-Year ended January 31, 2009

Item 7. Management's Discussion and Analysis, page 42

Results of Operations, page 49

Net Revenue, page 49

1.   We note that your discussion of the significant changes in revenues and costs and expenses does not *quantify* the specific reasons for material changes in the line items in the financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303(A)(3) of Regulation S-K.

Notes to Consolidated Financial Statements, page 84

2.   We see that in December 2008 you instituted a stock option exchange program whereby employee stock options with exercise prices in excess of $12.00 could be exchanged for a specified number of restricted stock units or cash. We also see that you recorded stock-based compensation of approximately $5.1 million primarily related to the cash received in lieu of replacement restricted stock units. Please describe for us in greater detail how the stock based compensation amount was calculated and the accounting for the exchange transaction. Refer to the guidance in SFAS 123R that supports your accounting.

Form 8-K filed March 5, 2009

3.   We note that you present your non-GAAP measures in an adjusted income statement format. This format may be confusing to investors as it reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of good sold, non- GAAP gross margin, non-GAAP research and development, non-GAAP selling and marketing, non-GAAP general and administrative, non-GAAP amortization and write-off of acquired intangible assets, non-GAAP restructuring, non-GAAP total operating expenses, non-GAAP operating income (loss), non-GAAP income(loss) before income taxes, non-GAAP basic net income (loss) per share, and non-GAAP diluted net income (loss) per share which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K,

including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP adjusted statement of operations from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.
- Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief